EXHIBIT 99.1

DeFi Technologies and SovFi Unveil Full-Stack Sovereign Finance Framework to Modernize the $100T+ Sovereign Debt Market

•	Scope and Product Framework: DeFi Technologies and SovFi unveil a sovereign finance framework and a new class of principal-protected, capital-appreciating sovereign instruments, delivered with issuance, liquidity, analytics, tokenization, and BTQ's post-quantum settlement, targeting a market that exceeds one hundred trillion dollars.
•	Mechanics and Roles: Coupons convert to Bitcoin via patent pending process inside a regulated ETP issued exclusively through Valour while principal remains intact; at maturity investors receive principal plus accrued Bitcoin. SovFi designs the instruments, Valour creates, issues, and lists them, and the DeFi Technologies Group provides issuance, liquidity, analytics, and tokenization with BTQ enabling post-quantum secure settlement.
•	Purpose and Adoption: Designed to help countries reduce debt, attract foreign direct investment, and deepen sovereign market liquidity by focusing on rated, liquid benchmark bonds, using tokenization-ready units, and allowing a public vehicle to aggregate baskets of SovFi instruments for concentrated liquidity and sovereign engagement.

TORONTO, Sept. 24, 2025 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B), a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"), is pleased to announce a landmark collaboration with SovFi Inc. ("SovFi"), a sovereign finance company that designs principal protected, capital appreciating instruments and market liquidity solutions for large capital market operators. The collaboration introduces a comprehensive sovereign finance framework designed to help countries reduce debt, attract foreign direct investment, and deepen sovereign capital-market liquidity.

The platform delivers a new class of principal-protected, capital-appreciating sovereign instruments alongside the DeFi Technologies Group's integrated stack for issuance, liquidity, analytics, tokenization, and BTQ's post-quantum secure settlement, targeting a market that exceeds one hundred trillion dollars.

The Global Challenge

Global sovereign debt exceeds one hundred trillion dollars. Traditional sovereign bonds are generally safe but provide limited upside, leaving governments with few tools to reduce debt through market mechanisms.

SovFi's Breakthrough

SovFi's patent-pending structure converts bond coupon payments into Bitcoin inside a regulated exchange-traded product issued exclusively through Valour, a wholly owned subsidiary of DeFi Technologies. The principal remains intact in the underlying bond. At maturity, investors receive the bond principal plus the market value of the accrued Bitcoin. The result is a principal-protected instrument with a potential path to capital appreciation.

•	SovFi accelerates growth and creates the potential for capital appreciation across sovereign debt by using proven capital markets rails and exchanges, provided by DeFi Technologies' and Valour's network and patent-pending structuring. The process is straightforward: SovFi designs the instruments, Valour creates, issues, and lists the SovFi designed instruments, and focuses on rated, liquid benchmark issue bonds that pay coupons, are regularly reissued, and trade on well-known secondary markets. Each product is digitally hybridized so coupons accrue inside the structure, the instrument matures or rolls on a predetermined cadence, and when held to maturity, the final coupon and face value are reinvested into the next benchmark issue. Units are tokenization-ready, and a public vehicle may aggregate baskets of SovFi instruments to concentrate liquidity and support direct engagement with dealers and sovereign treasuries.

Products

Capital Appreciation Sovereign Debt Instrument: Patent Pending Accruing Digital Asset Coupon Yield Sovereign Debt. The flagship SovFi product uses patent-pending technology to wrap sovereign and multilateral development bank benchmarks into a single listed product that holds the underlying bond plus accrued value.

Foreign Direct Investment Capital Market Bridge Instruments: The second product for SovFi is a set of instruments which list in regions of high capital, cross-list in the target market, and serve as a foreign direct investment capital bridge into highly performant, highly liquid, risk mitigated assets.

Commodity Underlying ETP Structured Instruments: The third product for SovFi is designed to bring yield to Sovereign backed commodities like gold and other liquid minerals, whilst continuing to enhance liquidity in the sovereign debt capital market space.

Research, Analysis, Metrics, and Scoring that provide standardized analytics and scoring to support diligence, pricing, and index construction.

Together, these elements create a simple, scalable framework that turns benchmark debt into an appreciating, listed exposure while opening complementary equity and commodity channels and supplying the analytics needed for institutional adoption.

 Go-to-Market Roles & Revenue Model

•	DeFi Technologies serves as the platform orchestrator: issuance through Valour, liquidity and market-making through Stillman Digital, and data and ratings through Reflexivity Research.
•	SovFi is the product architect, responsible for product design, sovereign engagement, benchmark selection, and expansion across FDI and commodity tracks.
•	BTQ Technologies provides post-quantum secure tokenization and settlement via QSSN.

Fees

•	Bond Sleeve Management Fee
•	BTC Sleeve Management Fee
•	BTC Staking Revenue
•	Stablecoin and Yieldcoin Minting Fee
•	Stablecoin and Yieldcoin Redemption Fee

Illustrative Economics Across Three Benchmark Bonds (per 1 Billion Dollars Notional)

2020 5-year, 0.75 percent

•	Issuer revenue: approximately 6.09 million dollars per year, 30.46 million dollars over the life.
•	Annual breakdown: bond fee 4.999 million, Bitcoin sleeve fee 0.386 million, staking 0.707 million.
•	Investor outcome vs. traditional: SovFi investor net 74.13 million vs. traditional coupon income 37.50 million.
•	Multiple of SovFi bond vs traditional bond: 2.79

2018 7-year, 3.88 percent

•	Issuer revenue: approximately 25.46 million dollars per year, 178.25 million dollars over the life.
•	Annual breakdown: bond fee 5.000 million, Bitcoin sleeve fee 9.034 million, staking 11.429 million.
•	Investor outcome vs. traditional: SovFi investor net 1,399.01 million vs. traditional coupon income 271.60 million.
•	Multiple of SovFi bond vs traditional bond: 5.81

2021 3-year, 3.74 percent

•	Issuer revenue: approximately 6.72 million dollars per year, 20.16 million dollars over the life.
•	Annual breakdown: bond fee 5.001 million, Bitcoin sleeve fee 0.416 million, staking 1.303 million.
•	Investor outcome vs. traditional: SovFi investor net 201.51 million vs. traditional coupon income 112.20 million.
•	Multiple of SovFi bond vs traditional bond: 1.98

Notes: Figures are modeled outputs per 1 billion dollars of wrapped bonds and reflect the blend of bond sleeve fees, Bitcoin sleeve fees, and staking revenues, alongside investor net outcomes based on coupon conversions accrued inside the product.

The Flywheel

1.	Design and list instruments through Valour across DeFi Technologies' exchange network.
2.	Accrue and roll coupons into Bitcoin at each payment date, mature or roll on an annual or bi-annual schedule, and reinvest into the next benchmark issue.
3.	Aggregate and scale through a public vehicle that holds baskets of instruments, concentrates liquidity, and supports engagement with dealers and sovereign treasuries.
4.	Broaden access by cross-listing and opening institutional channels to pensions, insurers, banks, and asset managers, which grows assets under management.
5.	Reinforce economics as higher assets increase bond fees, Bitcoin sleeve fees, and staking income, which fund further listings, deeper liquidity, and expanded analytics.

A Transformational Opportunity

SovFi has the potential to be the new Tether - where, instead of being a world leader in stablecoins backed by US treasuries, SovFi's unique proposition will be to be the world leader in the creation of sovereign debt reducing assets that are yield generating, capital appreciating, digital asset hybridized structured-instruments with sovereign-issuer backed underlying debt.

As at publication, the market value of the following asset classes are:

•	Bitcoin is approximately USD 2.35 T
•	The entire crypto market is approximately USD 3.94 T
•	NVIDIA is approximately USD 4 T
•	Gold is approximately USD 25 T
•	Equities are approximately USD 125 T
•	Debt is approximately USD 325 T
•	Sovereign Debt represents a staggering USD 100 T

Through its patent pending process, SovFi tackles the massive sovereign debt problem through the creation of a new class of asset that brings the possibility of capital appreciation to bonds, thereby enabling investors and countries to hold their debt in structured instruments that have the potential to appreciate over time.

This capital appreciation when applied to sovereign debt instruments gives national treasuries and governments the ability to pay down their national debt by holding our SovFi structured instruments that leverage our patent-pending technology - something that has thus far proven to be an impossibility.

Executive Commentary

"DeFi Technologies is aligning issuance, liquidity, analytics, and secure settlement to modernize how sovereign debt is financed and held," said Olivier Roussy Newton, Chief Executive Officer of DeFi Technologies. "The SovFi framework adds capital appreciation to rated bond exposure while preserving principal, creating a clear pathway for countries and investors to participate in a more efficient, market driven sovereign finance system."

"DeFi Technologies has built its platform around bridging capital markets with decentralized innovation, said Andrew Forson, President of DeFi Technologies. "The SovFi framework represents a natural evolution bringing sovereign debt into the digital era with instruments that not only preserve principal but also potentially appreciate over time. This is a once-in-a-generation innovation that positions DeFi Technologies at the heart of solving the most pressing financial challenge of our era: national debt."

DeFi Insights Symposium & Shareholder Call

The company will present and discuss the SovFi framework in the closing address at the DeFi Technologies Insights Symposium on September 25, 2025, in Frankfurt, Germany.

The company will also host a shareholder call in the coming weeks to discuss SovFi and other initiatives, including additional context and timelines.

Visit SovFi: https://www.sov.fi/

Read the SovFi Manifesto: https://www.sov.fi/SovFi-Manifesto-Light.pdf

About SovFi Inc.
SovFi aims to provide market liquidity and capital-raising solutions for large sovereign capital market operators. SovFi's financial instrument development, regulation, and deployment leverage both traditional and token-based finance to deliver low-cost, highly liquid exchange-tradable products. For more information, please visit https://www.sov.fi/

About DeFi Technologies
DeFi Technologies Inc. (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B) is a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"). As the first Nasdaq-listed digital asset manager of its kind, DeFi Technologies offers equity investors diversified exposure to the broader decentralized economy through its integrated and scalable business model. This includes Valour, which offers access to over sixty-five of the world's most innovative digital assets via regulated ETPs; Stillman Digital, a digital asset prime brokerage focused on institutional-grade execution and custody; Reflexivity Research, which provides leading research into the digital asset space; Neuronomics, which develops quantitative trading strategies and infrastructure; and DeFi Alpha, the Company's internal arbitrage and trading business line. With deep expertise across capital markets and emerging technologies, DeFi Technologies is building the institutional gateway to the future of finance. Follow DeFi Technologies on LinkedIn and X/Twitter, and for more details, visit https://defi.tech/

DeFi Technologies Subsidiaries

About Valour

Valour Inc. and Valour Digital Securities Limited (together, "Valour") issues exchange traded products ("ETPs") that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional investment or bank account. Valour is part of the asset management business line of DeFi Technologies. For more information about Valour, to subscribe, or to receive updates, visit  valour.com.

About Reflexivity Research

Reflexivity Research LLC is a leading research firm specializing in the creation of high-quality, in-depth research reports for the bitcoin and digital asset industry, empowering investors with valuable insights. For more information please visit https://www.reflexivityresearch.com/

About Stillman Digital

Stillman Digital is a leading digital asset liquidity provider that offers limitless liquidity solutions for businesses, focusing on industry-leading trade execution, settlement, and technology. For more information, please visit https://www.stillmandigital.com

About Neuronomics AG

Neuronomics AG is a Swiss asset management firm specializing in AI-powered quantitative trading strategies. By integrating artificial intelligence, computational neuroscience and quantitative finance, Neuronomics delivers cutting-edge solutions that drive superior risk-adjusted performance in financial markets. For more information please visit https://www.neuronomics.com/

Supplemental Materials and Upcoming Communications

The Company has made available on its website materials designed to accompany the discussion of its results, along with certain supplemental financial information and other data. For important news and information regarding the Company, including investor presentations and the timing of future investor conferences, visit the Investor Relations section of the Company's website: https://defi.tech/investor-relations.

Analyst Coverage of DeFi Technologies

A full list of DeFi Technologies analyst coverage can be found here: https://defi.tech/investor-relations#research.

For inquiries from institutional investors, funds, or family offices, please contact: ir@defi.tech

Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to  but is not limited to the business plans of SovFi; accounting treatment of projects; the MOU; the offering of tokens or ETPs tracking real world assets; the revenue model; the security infrastructure collaboration with BTQ Technologies Inc.; market size of the real world asset market; investor interest and confidence in digital assets; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour ETPs by exchanges; growth and development of decentralised finance and cryptocurrency sector; rules and regulations with respect to decentralised finance and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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For further information: For further information, please contact: Olivier Roussy Newton, Chief Executive Officer, ir@defi.tech, (323) 537-7681

CO: DeFi Technologies Inc.

CNW 08:01e 24-SEP-25